March 12, 2019

Peter M. Barbee
Chairman and President
Advance Green Energy, Inc.
523 US Highway 41 South
Inverness, FL 34450

       Re: Advance Green Energy, Inc.
           Amendment 4 to Offering Statement on Form 1-A
           Filed February 28, 2019
           File No. 24-10867

Dear Mr. Barbee:

        We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 4 to Offering Statement on Form 1-A filed February 28, 2019

Part I, Item 1, Issuer Information
Contact Information, Provide the following information for the person [we] should call..., page 1

1. Notwithstanding your representation in response to comment 1 in our February 27, 2019 letter, you did not revise Part I of Form 1-A to include the information for the person that we should call in connection with any pre-qualification review of the offering statement.
       Please revise Part I to include the information that you deleted in Amendment 3 to the
       Offering Statement on Form 1-A.
Part I, Item 1, Issuer Information
Contact Information, Provide up to two e-mail addresses to which [we] may send any comment letters..., page 2
 Peter M. Barbee
Advance Green Energy, Inc.
March 12, 2019
Page 2
2. Notwithstanding your representation in response to comment 2 in our February 27, 2019 letter, you did not revise Part I of Form 1-A to include the two e-mail addresses. Please revise Part I of Form 1-A to include the two e-mail addresses that you deleted in
         Amendment 3 to the Offering Statement on Form 1-A.
Part I, Item 4, Summary Information Regarding the Offering and Other Current or Proposed
Offerings
Summary Information, Number of securities of that class outstanding,, page 5

3. Notwithstanding your response to comment 3 in our February 27, 2019 letter, you did not reconcile the disclosures. Part I of Form 1-A under the heading cited above states that there are 1,390,110,900 shares of the class of securities being offered outstanding, whereas Part II of Form 1-A under "The Offering" on page 4 states that there are
         1,040,110,900 shares of Class A common stock outstanding which is the class of securities being offered. Please reconcile the disclosures so that the disclosures are consistent in Parts I and II of Form 1-A.
        You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terrence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNamePeter M. Barbee
                                                              Division of
Corporation Finance
Comapany NameAdvance Green Energy, Inc.
                                                              Office of
Manufacturing and
March 12, 2019 Page 2                                         Construction
FirstName LastName